Exhibit 99.2

Fanhua Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

— Quarterly Operating Income RMB83.4 million Up 34.3% YoY

— Annual Operating Income RMB425.7 million Up 55.9% YoY

GUANGZHOU, March 11, 2019, Eastern Daylight Time, (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20181.

Financial Highlights for the Fourth Quarter of 2018:

(In thousands, except per ADS)	2017Q4 (RMB)	2018Q4 (RMB)	2018Q4 (US$)	Change %
Total net revenues	690,476	871,936	126,818	26.3
Operating income	62,143	83,392	12,129	34.3
Net income attributable to the Company’s shareholders	126,874	112,607	16,378	-11.2
Diluted net income per ADS	1.98	1.99	0.29	0.5

Financial Highlights for Year 2018:

(In thousands, except per ADS)	2017 (RMB)	2018 (RMB)	2018 (US$)	Change %
Total net revenues	4,088,473	3,471,263	504,874	-15.1
Operating income	273,136	425,743	61,922	55.9
Net income attributable to the Company’s shareholders	449,228	609,915	88,708	35.8
Diluted net income per ADS	7.29	9.83	1.43	34.8

Commenting on the fourth quarter and fiscal year 2018 financial results, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated,” Against the backdrop of tightened regulation focusing on steering the China’s life insurance industry back to its fundamental function of providing protection to the society, and as the Circular No. 134 issued by the CIRC in 2017 continued to exert its impact in 2018, we are glad to report a continued solid set of key operating metrics which beat our prior expectations. Our annualized insurance premiums (“APE”) on regular life insurance products increased by 3.8% year-over-year to RMB1.9 billion in 2018 while the renewal insurance premiums registered a strong growth of 119.3% year-over-year to RMB3.7 billion, leading to a total of RMB6.2 billion life insurance premiums, representing a growth of 46.2% year-over-year.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the effective noon buying rate as of December 31, 2018 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

“Our operating income grew by 55.9% year-over-year to RMB425.7 million in 2018, with net income growing by 35.8% year-over-year to RMB609.9 million and earnings per American Depositary Share (“ADS”) up 34.8% year-over-year to US$1.43. We declared and distributed cash dividend of US$1.00 per ADS in 2018, representing a dividend payout ratio of 69.9%.

“We wrapped up the year with strong note in the fourth quarter of 2018, with an operating income increasing by 34.3% from the corresponding period in 2017 to RMB83.4 million, primarily driven by a stellar growth of 80.9% year-over-year in total insurance premiums to RMB 1.7 billion, of which APE on regular life insurance products grew by 37.7% to RMB467.9 million and renewal insurance premiums grey 100.4% year-over-year to RMB1.1 billion.

“Looking ahead to 2019, as the complex international geopolitical landscape adds to uncertainty in macroeconomic environment in China and abroad, the China Banking and Insurance Regulatory Commission will highly likely focus on strict regulatory supervision and risk control. However, we are convinced that we are on track towards a continued growth, benefiting from a rapidly expanding middle class in China and accelerated trend of separation of manufacturing from distribution, and based on Fanhua’s scalable platform, rapidly expanding sales force, nationwide footprint and large customer base built over the past 21 years.

“As such, we expect our APE on regular life insurance products to increase by 30% year-over-year and operating income by 40% year-over-year in the first quarter of 2019.

“For 2019, we expect APE on life insurance products to increase by 30% year-over-year to RMB2.5 billion, renewal insurance premiums to grow by 50% year-over-year to RMB5.6 billion, and operating income to grow by 40% to RMB600 million.

“Investment income is expected to drop in 2019 mainly due to a decrease in cash reserve as a result of the Company’s increasing spending on share buyback and cash dividends, and the loans related to the Company’s 521 development plan, while share of income from affiliate may decline in 2019 as CNFinance Holdings Ltd(“CNFinance”), in which Fanhua owns 18.5% equity interests, intends to upgrade its business model from heavy-asset model to light-asset platform model which may impact its profit in 2019.

“As a result of the aforementioned factors, we expect a slight increase in net income attributable to shareholders in 2019 on a year-on-year basis. However, as the shares related to the 521 development plan will be treated as treasury shares which won’t be included in the shares used for calculating basic earnings per share, according to relevant rules under the US GAAP, we anticipate that the growth of our basic earnings per share will be around 10%.

“On March 8, 2019, our board of directors (the “Board”) passed the below resolutions:

Firstly, the Board approved to increase the Company’s annual dividend by 20% from US$1.0 per ADS in 2018 to US$1.2 per ADS in 2019, which will be paid on a quarterly basis.

“Secondly, the Board approved a share repurchase program, authorizing the management to execute the repurchase of up to US$200 million of the Company’s ADSs by December 31, 2019, in any form that the management may deem fit.”

Financial Results for the Fourth Quarter of 2018

Total net revenues were RMB871.9 million (US$126.8 million) for the fourth quarter of 2018, representing an increase of 26.3% from RMB690.5 million for the corresponding period in 2017.

●	Net revenues for the life insurance business were RMB735.0 million (US$106.9 million) for the fourth quarter of 2018, representing an increase of 49.9% from RMB490.3 million for the corresponding period in 2017. The increase was mainly driven by the growth in first year commissions as a result of the rapid growth in the number of sales agents and renewal commissions as a result of high persistency ratio. Revenues generated from our life insurance business accounted for 84.3% of our total net revenues in the fourth quarter of 2018.

●	Net revenues for the P&C insurance business were RMB 39.3 million (US$5.7 million) for the fourth quarter of 2018, representing a decrease of 61.4% from RMB101.9 million for the corresponding period in 2017. The decrease was primarily due to i) the suspension of cooperation with an online lending service provider since June 2018; and ii) the transition of our auto insurance business from a commission-based business model towards a platform business model starting from the fourth quarter of 2017. Revenues for the P&C insurance business are mainly derived from commissions generated from Baoxian.com and the technology service fees based on the volume of insurance premiums transacted through CNpad. A technology service fee is typically much smaller than the commission we previously received from insurance companies, though our costs are minimal. Revenues generated from the P&C insurance business accounted for 4.5% of our total net revenues in the fourth quarter of 2018.

●	Net revenues for the claims adjusting business were RMB97.6 million (US$14.2 million) for the fourth quarter of 2018, representing a decrease of 0.7% from RMB98.3 million for the corresponding period in 2017. Revenues generated from the claims adjusting business accounted for 11.2% of our total net revenues in the fourth quarter of 2018.

Total operating costs and expenses were RMB 788.5 million (US$114.7 million) for the fourth quarter of 2018, representing an increase of 25.5% from RMB628.3 million for the corresponding period in 2017.

●	Commission costs were RMB595.6 million (US$86.6 million) for the fourth quarter of 2018, representing an increase of 30.5% from RMB456.4 million for the corresponding period in 2017. The increase in commission cost was mainly in line with the growth of life insurance business.

◆	Costs of the life insurance business were RMB516.7 million (US$75.1 million) for the fourth quarter of 2018, representing an increase of 64.3% from RMB314.5 million for the corresponding period in 2017. The increase was in line with the growth in sales. Costs incurred by the life insurance business accounted for 86.7% of our total commission costs in the fourth quarter of 2018.

◆	Costs of the P&C insurance business were RMB23.1 million (US$3.4 million) for the fourth quarter of 2018, representing a decrease of 72.6% from RMB84.2 million for the corresponding period in 2017. The decrease was in line with the decrease in sales. The costs of the P&C insurance business for the fourth quarter of 2018, mainly represent commission costs incurred for business on Baoxian.com. Costs incurred by the P&C insurance business accounted for 3.9% of our total commission costs in the fourth quarter of 2018.

◆	Costs of claims adjusting business were RMB55.8 million (US$8.1 million) for the fourth quarter of 2018, representing a decrease of 3.1% from RMB57.6 million for the corresponding period in 2017. Costs incurred by the claims adjusting business accounted for 9.4% of our total commission costs in the fourth quarter of 2018.

●	Selling expenses were RMB71.5 million (US$10.4 million) for the fourth quarter of 2018, representing an increase of 16.3% from RMB61.5 million for the corresponding period in 2017. The increase was primarily due to an increase of sales outlets.

●	General and administrative expenses were RMB121.5 million (US$17.7 million) for the fourth quarter of 2018, representing an increase of 10.1% from RMB110.4 million for the corresponding period in 2017. The increase was primarily due to an increase in expenses incurred for setting up new offices and staff recruitment as a result of regional expansion of life branches.

As a result of the preceding factors, we had an operating income of RMB83.4 million (US$12.1 million) for the fourth quarter of 2018, representing an increase of 34.3% from RMB62.1 million for the corresponding period in 2017.

Operating margin was 9.6% for the fourth quarter of 2018, compared to 9.0% for the corresponding period in 2017.

Investment income was RMB42.9 million (US$6.2 million) for the fourth quarter of 2018, representing an increase of 8.6% from RMB39.5 million for the corresponding period in 2017. The investment income represents yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with terms ranging from half a year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because investment income is recognized when received. The decline in the balance of short term investments as of December 31, 2018 was primarily due to a decrease of cash reserve as a result of cash dividend and share buyback executed in 2018 and loans related to the Company’s 521 development plan.

Interest income was RMB0.8 million (US$0.1 million) for the fourth quarter of 2018, representing a decrease of 93.5% from RMB12.4 million for the corresponding period in 2017. The decrease in interest income was mainly due to i) the decline in bank interest rate; and ii) the settlement of interest-bearing receivables in the third quarter of 2018.

Income tax expense was RMB57.1 million (US$8.3 million) for the fourth quarter of 2018, representing an increase of 49.9% from RMB38.1 million for the corresponding period in 2017. The effective tax rate for the fourth quarter of 2018 was 41.0% compared with 32.9% for the corresponding period in 2017.

Share of income of affiliates was RMB36.0 million (US$5.2 million) for the fourth quarter of 2018, representing a decrease of 34.8% from RMB55.2 million for the corresponding period in 2017, mainly attributable to a decrease of profits from CNFinance.

Net income from continuing operations was RMB118.0 million (US$17.2 million) for the fourth quarter of 2018, representing a decrease of 11.2% from RMB132.9 million for the corresponding period in 2017. The decrease was mainly attributable to a decrease of RMB19.2 million in share of income of affiliates and a decrease of RMB11.6 million in interest income.

Net loss from discontinued operations was nil for the fourth quarter of 2018 and RMB1.2 million for the fourth quarter of 2017, which mainly represents the loss from disposal of the brokerage segment in the fourth quarter of 2017.

Net income attributable to the Company’s shareholders was RMB112.6 million (US$16.4 million) for the fourth quarter of 2018, representing a decrease of 11.2% from RMB126.9 million for the corresponding period in 2017. The decrease was mainly attributable to a decrease in share of income of affiliates and a decrease in interest income.

Net margin was 12.9% for the fourth quarter of 2018 compared with 18.4% for the corresponding period in 2017.

Basic and diluted net income per ADS were RMB1.99 (US$0.29) and RMB1.99(US$0.29) for the fourth quarter of 2018, respectively, representing decreases of 0.5% and 0.5% from RMB1.98 and RMB1.98 for the corresponding period in 2017.

Financial Results for Year 2018

Total net revenues were RMB3,471.3 million (US$504.9 million) for 2018, representing a decrease of 15.1% from RMB4,088.5 million for 2017.

●	Net revenues for the life insurance business were RMB2,870.8 million (US$417.5 million) for 2018, representing an increase of 18.4% from RMB2,424.4 million in 2017. The increase was mainly driven by the growth in first year commissions as a result of the rapid growth in the number of sales agents and renewal commissions as a result of high persistency ratio. Revenues generated from our life insurance business accounted for 82.7% of our total net revenues in 2018.

●	Net revenues for the P&C insurance business were RMB273.1 million (US$39.7 million) for 2018, representing a decrease of 79.9% from RMB1,355.8 million in 2017. The decrease was primarily due to i) the suspension of cooperation with an online lending service provider since June 2018; and ii) the transition of our auto insurance business from a commission-based business model towards a platform business model starting from the fourth quarter of 2017.Revenues for the P&C insurance business for the year 2018 are mainly derived from commissions generated from Baoxian.com and the technology service fees based on the volume of insurance premiums transacted through CNpad. Revenue generated from our P&C insurance business accounted for 7.9% of our total net revenue in 2018.

●	Net revenues for the claims adjusting business were RMB327.4 million (US$47.6 million) for 2018, representing an increase of 6.2% from RMB308.3 million in 2017. Revenues generated from the claims adjusting business accounted for 9.4% of our total net revenues in 2018.

Total operating costs and expenses were RMB3,045.5 million (US$443.0 million) for 2018, representing a decrease of 20.2% from RMB3,815.3 million in 2017.

●	Commission costs were RMB2,346.0 million (US$341.2 million) for 2018, representing a decrease of 23.3% from RMB3,059.4 million in 2017. The decrease in commission cost was mainly due to the decrease in our P&C insurance business, partially offset by the growth of our life insurance business.

◆	Costs of the life insurance business were RMB1,943.1 million (US$282.6 million) for 2018, representing an increase of 18.7% from RMB1,636.3 million in 2017. The increase was in line with the growth in sales. Costs incurred by the life insurance business accounted for 82.8% of our total commission costs in 2018.

◆	Costs of the P&C insurance business were RMB208.8 million (US$30.4 million) for 2018, representing a decrease of 83.0% from RMB1,228.5 million in 2017. The decrease was in line with the decrease in revenue. Costs incurred by the P&C insurance business accounted for 8.9% of our total commission costs in 2018.

◆	Costs of claims adjusting business were RMB194.2 million (US$28.2 million) for 2018, representing a decrease of 0.2% from RMB194.5 million in 2017. Costs incurred by the claims adjusting business accounted for 8.3% of our total commission costs in 2018.

●	Selling expenses were RMB231.1 million (US$33.6 million) for 2018, representing an increase of 4.2% from RMB221.8 million in 2017. The increase was primarily due to an increase of sales outlets.

●	General and administrative expenses were RMB468.4 million (US$68.1 million) for 2018, representing a decrease of 12.3% from RMB534.1 million in 2017. The decrease was mainly due to a significant reduction in expenses incurred by our P&C insurance agencies as a result of the migration to the platform business model since the fourth quarter of 2017 as well as the disposal of certain P&C insurance agencies, partially offset by an increase in expenses incurred by new offices setup and staff recruitment in relation to regional expansion of life branches.

As a result of the preceding factors, we had an operating income of RMB425.7 million (US$61.9 million) for 2018, representing an increase of 55.9% from RMB273.1 million in 2017.

Operating margin was 12.3% for 2018, compared to 6.7% in 2017.

Investment income was RMB195.5 million (US$28.4 million) for 2018, representing an increase of 1.9% from RMB191.8 million in 2017. The investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with terms ranging from half-a-year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because investment income is recognized when received.

Interest income was RMB34.2 million (US$5.0 million) for 2018, representing an increase of 32.0% from RMB25.9 million in 2017, primarily due to the settlement of one year interest-bearing receivables in the third quarter of 2018.

Income tax expense was RMB224.6 million (US$32.7 million) for 2018, representing an increase of 33.8% from RMB167.8 million in 2017. The effective tax rate for 2018 was 33.7% compared with 33.2% in 2017. The increase in effective tax rate was primarily due to the withholding income tax provision related to dividend payments since the third quarter of 2017.

Share of income of affiliates was RMB174.5 million (US$25.4 million) for 2018, representing an increase of 60.2% from RMB108.9 million in 2017, mainly attributable to an increase of profits from CNFinance in which we own 18.5% of the equity interest.

Net income from continuing operations was RMB617.1 million (US$89.8million) for 2018, representing an increase of 38.3% from RMB446.2 million in 2017.

Net income from discontinued operations was nil for 2018 and RMB5.5 million for 2017, mainly representing net income from the divested Brokerage Segment attributable to the Company.

Net income attributable to the Company’s shareholders was RMB609.9 million (US$88.7 million) for 2018, representing an increase of 35.8% from RMB449.2 million in 2017.

Net margin was 17.6% for 2018 compared with 11.0% in 2017.

Basic and diluted net income per ADS were RMB9.84 (US$1.43) and RMB9.83(US$1.43) for 2018, respectively, representing increases of 35.0% and 34.8% from RMB7.29 and RMB7.29 in 2017.

As of December 31, 2018, the Company had RMB2,326.9 million (US$338.4 million) in cash, cash equivalents and short-term investments.

Key Operational Metrics for Fanhua’s Online Initiatives in 2018:

●	Lan Zhanggui - Our one-stop insurance service platform that integrates the key functions of both CNpad Auto Insurance and CNpad Life Insurance App, which was launched in October 2017. All CNpad Life Insurance App accounts have been converted to Lan Zhanggui.

➢	Lan Zhanggui had been downloaded and activated 807,858 times as of December 31, 2018, representing an increase of 63.7% from 493,360 downloads as of December 31, 2017;

➢	The number of active users of Lan Zhanggui [2] was 150,761 users who have sold at least one life insurance policy, representing an increase of 19.1% from 126,603 in 2017;

➢	Insurance premiums generated through Lan Zhanggui were RMB2,496.4 million (US$363.1 million) in 2018, among which life insurance premiums accounted for RMB2,377.7 million (US$345.8 million) and property and casualty insurance premiums were RMB 162.7 million (US$23.7 million).

●	CNpad Auto Insurance Mobile Application(“CNpad Auto Insurance App”) - Our proprietary mobile sales support system:

➢	CNpad Auto Insurance App had been downloaded and activated 537,588 times as of December 31, 2018, representing an increase of 47.2% from 365,282 times as of December 31, 2017;

➢	The number of active users of CNpad Auto Insurance App[3] was 129,871 in 2018, representing a decrease of 18.2% from 158,778 in 2017;

[2]	Active users of Lan Zhanggui included users who sold at least one life insurance policy and/or P&C insurance policy through Lan Zhanggui (including both its mobile application or WeChat public account) during the specific period and at least sold one life insurance policy through CNpad Life Insurance App in the same period of 2017.

[3]	Active users of CNpad App included users who made at least one purchase of auto insurance policy through CNpad App (including both its mobile application and WeChat public account ) during the specific period.

➢	Insurance premiums generated through CNpad Auto Insurance App were RMB2.2 billion (US$0.3 billion) in 2018, representing a decrease of 18.5% from RMB2.7 billion for 2017.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 3.4 million as of December 31, 2018, representing an increase of 25.9% from 2.7 million as of December 31, 2017.

●	Baoxian.com - Our online insurance platform:

➢	The number of registered customer accounts was 2.2 million as of December 31, 2018, representing an increase of 46.7% from approximately 1.5 million as of December 31, 2017;

➢	The number of active customer accounts[4] was 315,000 in 2018, representing an increase of 69.7% from 185,611 in 2017;

➢	Insurance premiums generated on or through Baoxian.com was RMB1.3 billion (US$0.2 billion) in 2018, representing an increase of 85.7% from RMB0.7 billion in 2017.

Recent Developments

As of December 31, 2018, Fanhua had 807,858 sales agents and 1,246 professional claims, compared with 506,231 sales agents and 1,226 claims adjusters as of December 31, 2017. The number of performing agents was 238,910 and the average number of performing agents for selling life insurance products on a monthly basis was approximately 24,590 in 2018. As of December 31, 2018, Fanhua’s distribution network consisted of 682 sales outlets in 21 provinces and 115 services outlets in 29 provinces, compared with 502 sales outlets in 21 provinces and 144 service outlets in 29 provinces as of December 31, 2017.

Business Outlook

Fanhua expects its operating income to be no less than RMB126.0 million for the first quarter of 2019. This forecast reflects Fanhua’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its fourth quarter and fiscal year 2018 financial results as per the following details.

Time: 9:00 PM Eastern Daylight Time on March 11, 2019 or 9:00 AM Beijing/Hong Kong Time on March 12, 2019

[4]	Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com, its mobile application, or WeChat public account during the specified period.

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0809-091-571
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6713-5090

Conference ID #: 3132748

Additionally, a live and archived web cast of this call will be available at:

http://ir.fanhuaholdings.com/events-and-presentations

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) CNpad, a mobile sales support application; (3) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products and (4) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of December 31, 2018, our distribution and service network is consisted of 682 sales outlets covering 21 provinces and 115 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	363,746	772,823	112,403
Restricted cash	75,287	75,343	10,958
Short term investments	2,498,730	1,554,060	226,029
Accounts receivable, net	515,194	508,474	73,955
Insurance premium receivables	4,325	5,267	766
Other receivables	631,381	86,150	12,530
Other current assets	43,864	58,990	8,580
Total current assets	4,132,527	3,061,107	445,221

Non-current assets:
Property, plant, and equipment, net	26,075	37,934	5,517
Goodwill and intangible assets, net	127,079	111,133	16,164
Deferred tax assets	2,091	9,320	1,356
Investment in affiliates	404,783	587,517	85,451
Other non-current assets	45,187	59,600	8,668
Total non-current assets	605,215	805,504	117,156
Total assets	4,737,742	3,866,611	562,377

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$

Current liabilities:
Accounts payable	203,024	332,685	48,387
Insurance premium payables	9,553	15,248	2,218
Other payables and accrued expenses	241,894	254,824	37,063
Accrued payroll	77,424	97,637	14,201
Dividend payable	129,965	205,189	29,844
Total current liabilities	661,860	905,583	131,713

Non-current liabilities:
Other tax liabilities	70,350	70,350	10,232
Deferred tax liabilities	17,139	5,624	818
Total non-current liabilities	87,489	75,974	11,050
Total liabilities	749,349	981,557	142,763
Total shareholders’ equity	3,877,051	2,771,511	403,100
Non-controlling interests	111,342	113,543	16,514
Total equity	3,988,393	2,885,054	419,614
Total liabilities and equity	4,737,742	3,866,611	562,377

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Life insurance Business	490,319	734,988	106,900	2,424,444	2,870,776	417,537
P&C insurance Business	101,858	39,315	5,718	1,355,773	273,097	39,720
Claims adjusting Business	98,299	97,633	14,200	308,256	327,390	47,617
Total net revenues	690,476	871,936	126,818	4,088,473	3,471,263	504,874
Operating costs and expenses:
Life insurance Business	(314,536)	(516,657)	(75,145)	(1,636,340)	(1,943,053)	(282,606)
P&C insurance Business	(84,217)	(23,062)	(3,354)	(1,228,542)	(208,803)	(30,369)
Claims adjusting Business	(57,643)	(55,840)	(8,122)	(194,525)	(194,159)	(28,239)
Total operating costs	(456,396)	(595,559)	(86,621)	(3,059,407)	(2,346,015)	(341,214)
Selling expenses	(61,539)	(71,519)	(10,402)	(221,785)	(231,075)	(33,608)
General and administrative expenses	(110,398)	(121,466)	(17,666)	(534,145)	(468,430)	(68,130)
Total operating costs and expenses	(628,333)	(788,544)	(114,689)	(3,815,337)	(3,045,520)	(442,952)
Income from operations	62,143	83,392	12,129	273,136	425,743	61,922
Other income, net:
Investment income	39,454	42,946	6,246	191,784	195,456	28,428
Interest income	12,401	821	119	25,891	34,207	4,975
Others, net	1,863	11,881	1,728	14,284	11,807	1,717
Income from continuing operations before income taxes and income of affiliates and discontinued operations	115,861	139,040	20,222	505,095	667,213	97,042
Income tax expense	(38,126)	(57,075)	(8,301)	(167,803)	(224,586)	(32,665)
Share of income of affiliates	55,192	36,047	5,243	108,944	174,468	25,375
Net income from continuing operations	132,927	118,012	17,164	446,236	617,095	89,752
Net income (loss) from discontinued operations, net of tax	(1,175)	—	—	5,480	—	—
Net income	131,752	118,012	17,164	451,716	617,095	89,752
less: net income attributable to noncontrolling interests	4,878	5,405	786	2,488	7,180	1,044
Net income attributable to the Company’s shareholders	126,874	112,607	16,378	449,228	609,915	88,708

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:	0.10	0.10	0.01	0.36	0.49	0.07
Basic:
Net income from continuing operations
Net income from discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00
Net income	0.10	0.10	0.01	0.36	0.49	0.07
Diluted:
Net income from continuing operations	0.10	0.10	0.01	0.36	0.49	0.07
Net income from discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00
Net income	0.10	0.10	0.01	0.36	0.49	0.07

Net income per ADS:
Basic:
Net income from continuing operations	2.00	1.99	0.29	7.20	9.84	1.43
Net income (loss) from discontinued operations	(0.02)	0.00	0.00	0.09	0.00	0.00
Net income	1.98	1.99	0.29	7.29	9.84	1.43
Diluted:
Net income from continuing operations	2.00	1.98	0.29	7.20	9.83	1.43
Net income (loss) from discontinued operations	(0.02)	0.00	0.00	0.09	0.00	0.00
Net income	1.98	1.99	0.29	7.29	9.83	1.43

Shares used in calculating net income per share:
Basic	1,280,599,856	1,131,722,922	1,131,722,922	1,231,698,725	1,239,264,464	1,239,264,464
Diluted	1,283,796,409	1,132,884,871	1,132,884,871	1,261,223,049	1,240,854,034	1,240,854,034

Net income	131,752	118,012	17,164	451,716	617,095	89,752
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	(9,755)	7,288	1,060	21,101	10,194	1,483
Fair value changes	—	—	—	(632)	—	—
Share of other comprehensive gain of affiliates	920	4,629	673	1,263	1,763	256
Comprehensive income	122,917	129,929	18,897	473,448	629,052	91,491
Less: Comprehensive income attributable to the noncontrolling interests	4,878	5,405	786	2,488	7,180	1,044
Comprehensive income attributable to the Company’s shareholders	118,039	124,524	18,111	470,960	621,872	90,447

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$

Net cash generated from operating activities	59,853	169,686	24,680	152,127	535,878	77,940
Net cash (used in) generated from investing activities	43,668	184,117	26,779	(23,723)	1,578,223	229,543
Net cash generated from (used in) financing activities	(150,452)	(234,145)	(34,055)	47,558	(1,687,195)	(245,392)
Net increase (decrease) in cash and cash equivalents, and restricted cash	(46,931)	119,658	17,404	175,962	426,906	62,091
Cash, cash equivalents and restricted cash at beginning of period	489,895	741,608	107,862	273,979	439,033	63,855
Effect of exchange rate changes on cash and cash equivalents	(3,931)	(13,100)	(1,905)	(10,908)	(17,773)	(2,585)
Cash, cash equivalents and restricted cash at end of period	439,033	848,166	123,361	439,033	848,166	123,361

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.